INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009

(Expressed in Canadian Dollars, unless otherwise stated)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

CONTINENTAL MINERALS CORPORATION
Interim Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	September 30	December 31
	2009	2008
	(unaudited)

Assets

Current assets
Cash and cash equivalents	$3,504,826	$15,263,682
Amounts receivable	160,862	477,585
Amounts due from related parties (note 7)	8,608	556,426
Prepaid expenses and deposits	287,509	416,401
	3,961,805	16,714,094

Mineral property interests (note 5)	116,392,309	113,162,309
Equipment (note 4)	259,495	422,587
Investments	1	1
	$120,613,610	$130,298,991

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$3,075,889	$5,950,065
Amounts due to related parties (note 7)	537,197	202,984
Current portion of long-term payable	535,350	609,000
	4,148,436	6,762,049

Long-term payable	535,350	609,000
Future income tax liabilities	29,353,050	32,638,000

Shareholders' equity
Share capital (note 6(b))	175,029,099	175,044,539
Contributed surplus (note 6(e))	13,808,403	9,517,334
Deficit	(102,260,728)	(94,271,931)
	86,576,774	90,289,942
Continuing operations and going concern (note 2)
Commitments (note 8)
Subsequent event (note 6(b))
	$120,613,610	$130,298,991

See accompanying notes to the interim consolidated financial statements

Approved by the Board of Directors

/s/ David J. Copeland	/s/ Rene G. Carrier

David J. Copeland	Rene G. Carrier
Director	Director

CONTINENTAL MINERALS CORPORATION
Interim Consolidated Statements of Operations
(Expressed in Canadian Dollars except for number of shares)

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008
Expenses
Amortization	$17,975	$16,951	$58,113	$40,899
Consulting	1,518	44,507	9,803	104,675
Exploration and development (see schedule)	655,365	3,335,212	6,236,302	6,761,767
Insurance	28,131	31,289	115,066	108,086
Interest income	(8,419)	(149,570)	(49,776)	(610,815)
Legal, accounting and audit	201,191	158,424	813,961	539,001
Office and administration	979,970	711,306	3,052,469	2,271,560
Project investigation	–	9,387	–	16,920
Shareholder communications	53,322	60,005	171,032	196,642
Stock based compensation	237,782	330,517	1,866,069	1,721,545
Travel and conference	80,271	247,379	261,214	700,896
Trust and filing	24,075	24,155	65,655	80,600
Loss before the following:	2,271,181	4,819,562	12,599,908	11,931,776
Foreign exchange gain (loss) related
to future income tax liability	2,376,950	(1,119,083)	4,089,950	(3,670,957)
Foreign exchange gain (loss)	321,712	(116,079)	521,161	(120,252)
Net income (loss) for the period	$427,481	$(6,054,724)	$(7,988,797)	$(15,722,985)

Basic and diluted earnings (loss) per share	$0.00	$(0.05)	$(0.06)	$(0.12)

Weighted average number of common shares
outstanding	129,053,041	129,053,041	129,053,041	129,053,041

Consolidated Statements of Comprehensive Income (Loss)
(Expressed in Canadian Dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008
Net income (loss) for the period	$427,481	$(6,054,724)	$(7,988,797)	$(15,722,985)
Other comprehensive income (loss)	–	–	–	–
Total comprehensive income (loss)	$427,481	$(6,054,724)	$(7,988,797)	$(15,722,985)

See accompanying notes to the interim consolidated financial statements

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008
Deficit, beginning of period	$(102,688,209)	$(73,386,615)	$(94,271,931)	$(63,718,354)
Net income (loss) for the period	427,481	(6,054,724)	(7,988,797)	(15,722,985)
Deficit, end of period	$(102,260,728)	$(79,441,339)	$(102,260,728)	$(79,441,339)

See accompanying notes to the interim consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Three months ended		Nine months ended
	September 30		September 30
Cash provided by (used for)	2009	2008	2009	2008

Operating activities
Net income (loss) for the period	$427,481	$(6,054,724)	$(7,988,797)	$(15,722,985)
Items not involving cash
Amortization	48,711	67,222	170,577	207,400
Foreign exchange (gain) loss	(2,469,250)	1,185,833	(4,237,250)	3,730,907
Stock-based compensation	237,782	330,517	1,866,069	1,721,545
Changes in non-cash operating working capital
Amounts receivable	(38,985)	(66,805)	316,723	(290,037)
Prepaid expenses	(31,504)	(60,619)	128,892	330,588
Accounts payable and accrued liabilities	(1,463,627)	1,252,007	(2,874,176)	432,511
Amounts due to and from related parties	318,121	30,819	882,031	(117,395)
Cash used for operating activities	(2,971,271)	(3,315,750)	(11,735,931)	(9,707,466)

Investing activities
Acquisition of equipment	(2,407)	(64,703)	(7,485)	(125,768)
Principal payment on long-term payable	–	–	–	(446,250)
Cash used for investing activities	(2,407)	(64,703)	(7,485)	(572,018)

Financing activities
Share issuance cost	(15,440)	–	(15,440)	–
Cash used for financing activities	(15,440)	–	(15,440)	–

Decrease in cash and cash equivalents	(2,989,118)	(3,380,453)	(11,758,856)	(10,279,484)
Cash and cash equivalents, beginning of period	6,493,944	26,141,548	15,263,682	33,040,579

Cash and cash equivalents, end of period	$3,504,826	$22,761,095	$3,504,826	$22,761,095

Components of cash and cash equivalents are as follows:
Cash	$1,244,441	$1,780,286	$1,244,441	$1,780,286
Treasury bills, bankers acceptances, and term deposits	2,260,385	20,980,809	2,260,385	20,980,809
	$3,504,826	$22,761,095	$3,504,826	$22,761,095

See accompanying notes to the interim consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Interim Consolidated Schedules of Exploration and Development Expenses
(Expressed in Canadian Dollars)

	Three months ended		Nine months ended
	September 30		September 30
Xietongmen Property, China	2009	2008	2009	2008

Exploration and Development Costs
Amortization	$30,736	$50,271	$112,464	$166,501
Assays and analysis	24,508	12,108	32,249	89,971
Drilling	26,083	56,665	66,085	85,872
Engineering	207,532	2,010,873	2,322,031	3,042,049
Engineering - reversal of accruals	(1,020,089)	–	(1,020,089)	–
Environmental	255,673	261,835	866,484	678,681
Equipment rentals and leases	11,022	14,249	24,551	22,624
Freight	(442)	859	14,259	40,036
Geological	116,838	61,499	488,458	216,964
Graphics	504	(257)	11,351	26,148
Property and finders' fees	40	101	1,424	2,666
Site activities	290,529	287,758	1,254,809	980,101
Socioeconomic	570,521	484,849	1,533,532	1,087,250
Transportation	141,910	94,402	528,694	322,904
Incurred during the period	655,365	3,335,212	6,236,302	6,761,767
Non-cash stock based compensation	373,365	42,766	660,640	306,401
	1,028,730	3,377,978	6,896,942	7,068,168
Accumulated exploration and development expenses,
beginning of period	67,351,310	49,668,804	61,483,098	45,978,614
Accumulated exploration and development expenses,
end of period	$68,380,040	$53,046,782	$68,380,040	$53,046,782

See accompanying notes to the interim consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Expressed in Canadian Dollars)

1.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

Continental Minerals Corporation ("Continental" or the "Company") is incorporated under the laws of the province of British Columbia, Canada, and its principal business activity is the acquisition, exploration and development of mineral properties.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") pursuant to the standard on Interim Financial Statements issued by the Canadian Institute of Chartered Accountants ("CICA"). These interim consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned.

These interim financial statements do not include all the disclosures required for annual financial statements under GAAP. However, these interim financial statements follow the same accounting policies and methods of application as the Company's most recent audited annual financial statements except for the changes described in note 3 below. These interim consolidated financial statements should be read in conjunction with the Company's 2008 audited annual consolidated financial statements which are filed on www.sedar.com. Certain comparative information has been reclassified to conform to the presentation adopted in the current period.

All material intercompany balances and transactions have been eliminated.

Operating results for the three-month and nine-month periods ended September 30, 2009 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2009 or for any other period.

2.	CONTINUING OPERATIONS AND GOING CONCERN

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests, and property and equipment are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

The Company is in the process of developing its Xietongmen Project located in Tibet, in the People's Republic of China (the "PRC"). The underlying value and the recoverability of the amounts shown for mineral property interests, and property and equipment are dependent upon the existence of economically recoverable mineral reserves, receipt of appropriate permits, the ability of the Company to obtain the necessary financing to complete the development of the project, and the future profitable production from, or the proceeds from the disposition of, this project.

These consolidated financial statements are prepared on the basis that the Company will continue as a going concern. As at September 30, 2009, the Company had negative working capital of approximately $ 0.2 million (December 31, 2008 – positive working capital of approximately $10

CONTINENTAL MINERALS CORPORATION
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Expressed in Canadian Dollars)

million) and was continuing to incur exploration and development expenditures related to the Xietongmen Project. The Company has not yet produced any revenue and has incurred recurring losses since inception. At September 30, 2009, the Company had approximately $3.5 million (December 31, 2008 – $15 million) in cash and cash equivalents. Subsequent to September 30, 2009, the Company raised approximately $25 million through an issuance of common shares of the Company (note 6(b)).

Management recognizes that the Company will need to generate additional financing in order to meet its planned business objectives. There is no assurance that the Company will be able to raise these additional financial resources. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration and development activities.

3.	CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2009, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA").

(a)	Newly adopted accounting standards

	(i)	Section 3064 – Goodwill and Intangibles

The CICA issued Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The Company evaluated the impact of this new standard and concluded that this standard did not have a significant impact on the consolidated financial statements.

	(ii)	EIC 173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

The CICA issued EIC-173 which requires the Company to consider its own credit risk as well as the credit risk of its counterparties when determining the fair values of financial assets and liabilities, including derivative instruments. The standard is effective for the first quarter of 2009 and is required to be applied retrospectively without restatement of prior periods. The adoption of this standard did not have an impact on the valuation of financial assets or liabilities of the Company in the current period.

	(iii)	EIC 174 – Mining Exploration Costs

The CICA issued EIC-174 which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatments provided in EIC-174 have been applied in the preparation of these financial statements and did not result in any changes in the valuation of the Company's mineral property interests.

CONTINENTAL MINERALS CORPORATION
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Expressed in Canadian Dollars)

(b)	Future changes in accounting standards

	(i)	International Financial Reporting Standards ("IFRS")

The Accounting Standards Board (“AcSB”) has announced its decision to replace Canadian GAAP with International Financial Reporting Standards ("IFRS") for all Canadian publicly-listed companies. The AcSB announced that the changeover date will commence for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date for the Company to changeover to IFRS will be January 1, 2011. Therefore, the adoption of IFRS will require the restatement for comparative purposes of amounts reported by the Company for the year ending December 31, 2010. The Company is currently executing its IFRS conversion plan and expects to be able to comply with IFRS on its effective date.

	(ii)	Business Combinations/Consolidated Financial Statements and Non-Controlling Interests

The AcSB issued CICA Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests which supersede current Section 1581, Business Combinations, and Section 1600, Consolidated Financial Statements. These new sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

4.	PROPERTY AND EQUIPMENT

	September 30, 2009			December 31, 2008
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Leasehold
improvements	$117,692	$77,541	$40,151	$117,692	$52,770	$64,922
Computers	227,892	198,684	29,208	220,372	154,918	65,454
Field equipment	197,021	193,323	3,698	197,021	177,829	19,192
Furniture	41,734	34,492	7,242	41,734	27,497	14,237
Vehicles	530,562	351,366	179,196	530,562	271,780	258,782
	$1,114,901	$855,406	$259,495	$1,107,381	$684,794	$422,587

CONTINENTAL MINERALS CORPORATION
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Expressed in Canadian Dollars)

5.	MINERAL PROPERTY INTEREST

		Year ended
	Nine months ended	December 31,
Xietongmen Property	September 30, 2009	2008
Balance, beginning of the period	$113,162,309	$117,287,309
Increase (decrease) in accumulated mining permit costs	2,425,000	(3,095,000)
Future income tax related to accumulated mining permit costs	805,000	(1,030,000)
Balance, end of the period	$116,392,309	$113,162,309

6.	SHAREHOLDERS' EQUITY

(a)	Authorized share capital

The Company’s authorized share capital consists of:

• an unlimited number of common shares without par value; and
• an unlimited number of non-voting, redeemable preferred shares without par value.

(b)	Issued and outstanding common share capital

	Number of
	common shares	Amount
Balance, December 31, 2008	129,053,041	$175,044,539
Accrual of share issuance cost on September 30, 2009		(15,440)
Balance, September 30, 2009	129,053,041	$175,029,099

Subsequent to September 30, 2009, the Company completed a private placement of 23,364,486 common shares at a price of $1.07 per common share for gross proceeds of $25 million. Finder's fees of approximately 6% of the gross proceeds were payable.

(c)	Warrants

The continuity of the number of share purchase warrants is as follows:

Expiry date	February 14, 2009
Exercise price	$1.59
Balance, December 31, 2008	500,000
Issued (Expired)	(500,000)
Balance, September 30, 2009	–

CONTINENTAL MINERALS CORPORATION
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Expressed in Canadian Dollars)

(d)	Share purchase option plan

The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its officers, directors, employees and consultants.

A share option plan was approved by the Board and by the shareholders in June 2006. The share option plan (the "2006 Rolling Option Plan") is based on the maximum number of eligible shares equaling a rolling percentage of up to 10% of the Company's outstanding common shares, calculated from time to time. Pursuant to the 2006 Rolling Option Plan, if outstanding options are exercised, or expire, or the number of issued and outstanding common shares of the Company increases, the number of options available to grant under the plan increases proportionately. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts). Options can have a maximum term of five years and typically terminate 90 days following the termination of the optionee's employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

The continuity schedule of share purchase options, of which 8,424,366 were exercisable at September 30, 2009 (December 31, 2008 – 6,967,665), is as follows:

Share purchase options outstanding		Weighted average
	Number of options	exercise price
Balance, December 31, 2007	6,554,607	$1.77
Granted	5,139,000	1.28
Expired or cancelled	(1,362,941)	1.45
Balance, December 31, 2008	10,330,666	$1.57
Granted	3,560,100	1.05
Expired or cancelled	(1,415,900)	1.88
Balance, September 30, 2009	12,474,866	$1.39

CONTINENTAL MINERALS CORPORATION
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Expressed in Canadian Dollars)

The following table summarizes the Company's stock options outstanding at September 30, 2009:

		Number of options	Number of options
Expiry date	Option price	outstanding	exercisable
November 30, 2009	$1.61	250,000	250,000
September 30, 2010	$1.68	131,666	131,666
February 28, 2011	$1.61	2,800,000	2,566,666
February 28, 2011	$1.68	350,000	350,000
May 2, 2011	$1.32	3,999,500	2,672,667
October 1, 2011	$0.79	200,000	66,667
February 28, 2012	$2.01	1,200,000	1,200,000
July 28, 2012	$1.05	2,568,700	861,700
July 28, 2014	$1.05	975,000	325,000
Total		12,474,866	8,424,366
Weighted average option price		$1.39	$1.49

Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted or vesting during the three and nine months ended September 30, 2009, and which have been reflected in the consolidated statements of operations, is as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008
Engineering	$269,546	$19,863	$390,207	$137,824
Environmental, socioeconomic and land	39,612	7,119	91,501	49,808
Geological	64,207	15,784	178,932	118,769
Exploration and development	373,365	42,766	660,640	306,401
Operations and administration	(135,583)	287,751	1,205,429	1,415,144
Total compensation cost recognized in	$237,782	$330,517	$1,866,069	$1,721,545
operations, credited to contributed surplus

The weighted-average assumptions used to estimate the fair value of options vesting during the respective periods were as follows:

	Nine months ended September 30
	2009	2008
Risk free interest rate	2.70%	3.35%
Expected life	3.2 years	3.1 years
Expected volatility	70%	80%
Expected dividends	nil	nil

CONTINENTAL MINERALS CORPORATION
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Expressed in Canadian Dollars)

During the quarter ended September 30, 2009, the Company granted 3,560,100 options at an exercise price of $1.05, expiring in July 2012 and 2014, to various employees, directors and consultants.

(e)	Contributed surplus

Balance, December 31, 2008	$9,517,334
Changes during the period
Non-cash stock-based compensation	1,866,069
Mining permit cost	2,425,000
Balance, September 30, 2009	$13,808,403

7.         RELATED PARTY BALANCES AND TRANSACTIONS

	September 30	December 31
Amounts due from related party	2009	2008
Hunter Dickinson Services Inc. (a)	$8,487	$556,426
Beijing Honglu (b)	121	–
	$8,608	$556,426

	September 30	December 31
Amounts due to related parties	2009	2008
Hunter Dickinson Services Inc. (a)	$283,482	$–
Tibet Bojing, Beijing Honglu, Wang Zhi (b)	130,231	148,774
C.E.C. Engineering Ltd. (c)	41,486	15,366
Sundecin Enterprises Inc. (d)	28,968	30,089
Dickson Hall & Associates Ltd. (e)	30,754	6,491
Qi Deng	22,200	–
Marchand Snyman	76	2,264
	$537,197	$202,984

CONTINENTAL MINERALS CORPORATION
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Expressed in Canadian Dollars)

	Three months ended		Nine months ended
		September 30		September 30
Transactions:	2009	2008	2009	2008
Hunter Dickinson Services Inc. –
reimbursement for third party
expenses (a)	94,716	267,833	325,297	730,430
Hunter Dickinson Services Inc. –
time billings (a)	771,305	665,288	2,450,757	2,173,250
Tibet Bojing (b)	–	69,157	–	207,470
Beijing Honglu (b)	–	51,867	–	174,278
C.E.C. Engineering (c)	105,443	89,681	286,893	278,395
Sundecin Enterprise Inc. (d)	30,940	26,520	97,682	86,190
Dickson Hall & Associates Ltd. (e)	68,472	68,472	218,759	202,088
Qi Deng (f)	62,020	59,362	161,252	178,972
Zheng Xun Guo (g)	–	16,978	79,323	51,592
Dong Ouyang (h)	36,186	–	88,254	–
Loan repayment to companies
associated with a director of the
Company (i)	–	–	–	496,650

(a)

Hunter Dickinson Services Inc. ("HDSI") (formerly, Hunter Dickinson Inc.) is a private company owned equally by several public companies, one of which is Continental. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated June 1, 2008. Third party costs incurred by HDSI on behalf of the Company are charged to the Company at cost, and are included in the HDSI transaction amounts.

Advances during 2008 were non-interest bearing and due on demand.

Related party balances receivable or payable, in the normal course, during 2009 and 2008 were non-interest bearing and due on demand, and represent advances against current and future services rendered to, or costs incurred on behalf of, the Company by HDSI.

(b)

Tibet Bojing Minerals Investment Limited ("Tibet Bojing") and Beijing Honglu Shengdi Consulting Services Limited ("Beijing Honglu") are two companies controlled by a director of the Company, which provide consulting services.

(c)	C.E.C. Engineering Ltd is a private company controlled by a director of the Company, which provides engineering and project management services.

(d)	Sundecin Enterprises Inc. is a private company controlled by a director of the Company which provides consulting and advisory services.

CONTINENTAL MINERALS CORPORATION
Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Expressed in Canadian Dollars)

(e)	Dickson Hall & Associates is a private company controlled by an officer of the Company which provides consulting and advisory services.

(f)	Mr. Qi Deng, who provides consulting and project management services, is a director of Tian Yuan, the Company's main Tibetan subsidiary.

(g)	Mr. Zheng Xun Guo, who provided consulting and project management services, is a former director of Tian Yuan, the Company's main Tibetan subsidiary and ceased to be a director since July 2, 2009.

(h)	Mr. Dong Ouyang, who provides for administrative and managerial services, became a director of Tian Yuan in September 2008, the Company's main Tibetan subsidiary,.

(i)

In December 2006, the Company acquired certain mineral properties (the "Surrounding Properties") from companies associated with Mr Zhi Wang, a director (see note 5(a)(iii) to consolidated financial statements for the year ended December 31, 2008).

Cash payments for the acquisition of these three mineral property interests, totaling US$3.25 million ($3,761,225) were and are to be paid as follows: US$1.25 million ($1,446,625) was paid on December 15, 2006, the closing date of the acquisition, and US$500,000 is due on each of the next four anniversaries of the closing, which has been recorded as a liability. The payment due December 15, 2007, was delayed until early 2008, as the vendors were restructuring their banking affairs. This payment (equivalent to C$496,650) was made during the first quarter of 2008 on February 4, 2008. Accordingly, at September 30, 2009, US$ 500,000 ($535,350) is included in current liabilities and US$ 500,000 ($535,350) is presented as a long-term payable. This long- term payable is non-interest bearing and is unsecured.

8.	COMMITMENTS

(a)	Office leases

In 2008, the Company signed a lease agreement for office space in Beijing, with a two-year lease term ending June 30, 2010. The Company is committed to paying base rent and property management fees totaling approximately $62,659 in 2009 and $125,318 in 2010.

(b)	Housing for villagers

In 2008, the Company entered into various agreements with village residents in the vicinity of the proposed mine site, for the construction of new houses and associated fencing and moving expenses. As at September 30, 2009, approximately $122,000 remained to be incurred for these costs, substantially all of which is expected to be paid during 2009.